Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-157646

March 4, 2009

AECOM TECHNOLOGY CORPORATION

Pricing Sheet—March 3, 2009
4,000,000 Shares

Common Stock, par value $0.01

Issuer:	AECOM Technology Corporation

Symbol:	New York Stock Exchange: ACM

Price to Public:	$20.20 per share

Common Stock Offered:	4,000,000 shares

Over-allotment Option from the Issuer:	Up to 600,000 shares

Net Proceeds to the Issuer:	$79,992,000 (excluding offering expenses and exercise of over-allotment option)

Trade Date:	March 3, 2009

Closing Date:	March 6, 2009

Underwriters:	Morgan Stanley & Co. Incorporated
Merrill Lynch, Pierce, Fenner & Smith Incorporated
J.P. Morgan Securities Inc.

We have been advised by the underwriters that, prior to purchasing the common stock being offered pursuant to this prospectus supplement, on March 3, 2009, Morgan Stanley & Co. Incorporated purchased, on behalf of the syndicate, 153,200 shares of our common stock at an average price of $20.2961 per share in stabilizing transactions.

AECOM Technology Corporation has previously filed a registration statement on Form S-3 with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates, which registration statement was declared effective on March 3, 2009. Before you invest, you should read the prospectus supplement to the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about AECOM Technology Corporation and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Copies of the prospectus supplement and accompanying prospectus relating to this offering may also be obtained by contacting the underwriters, including Morgan Stanley & Co. Incorporated, Attn: Prospectus Department, at 180 Varick Street, 2nd Floor, New York, N.Y., 10014 (email: prospectus@morganstanley.com).